Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

United Bancshares, Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-106929) on Form S-8 of United Bancshares, Inc. of our report dated March 9, 2016, relating to the consolidated balance sheets of United Bancshares, Inc. and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the December 31, 2015 Annual Report on Form 10-K of United Bancshares, Inc.

/s/ CliftonLarsonAllen LLP

Toledo, Ohio

March 9, 2016